Exhibit 12(b)

Ratio of Earnings to Fixed Charges

Union Pacific Corporation and Subsidiary Companies

(Unaudited)

	Six Months Ended June 30,
Millions of Dollars, Except Ratios	2005	2004
Earnings:
Net income	$361	$323
Equity earnings net of distributions	(17)	(26)

Total earnings	344	297

Income taxes	209	121

Fixed charges:
Interest expense including amortization of debt discount	260	265
Portion of rentals representing an interest factor	101	94

Total fixed charges	361	359

Earnings available for fixed charges	$914	$777

Ratio of earnings to fixed charges	2.5	2.2